
07006020

BB 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C.
210
SECTION

SEC FILE NUMBER
8- 17005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERNARD HEROLD & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Herold 212-371-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Herold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Herold & Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2010

Notary Public

Signature

Pres

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Bernard Herold & Co., Inc.
New York, NY

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. as of December 31, 2006, and the related statements of income, changes in shareholders' equity, changes in subordinated liabilities, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

February 14, 2007

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	221,978
Receivable from broker-dealer		123,577
Investments in marketable securities, at fair value		3,953,801
Corporate equities, not readily marketable		6,578,487
Prepaid expenses		42,529
Property and equipment, less accumulated depreciation of $640,120		54,879
Exchange membership		12,500
Other assets		31,635
TOTAL ASSETS	$	11,019,386

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	345,393
Deferred tax liability		2,954,000
Taxes payable		19,600
Total liabilities		3,318,993
Commitments and contingencies (Notes 5 and 9)		
Shareholders' equity:		
Preferred stock, $100 par value; 2,000 shares authorized, 900 shares issued and outstanding		90,000
Class A common stock, $1 par value; 10,000 shares authorized, 7,307 shares issued and outstanding		7,307
Additional paid-in capital		198,229
Retained earnings		7,404,857
Total shareholders' equity		7,700,393
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	11,019,386

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions - marketable equity and debt securities	$ 2,372,152
Commissions - mutual funds	1,781,407
NYSE floor income	24,487
Trading gains and losses	108,768
Net gain on NYX transaction	6,904,577
Interest and dividends	504,519
Total revenues	11,695,910
Expenses:	
Salaries and related costs	3,218,970
Communications	330,797
Rent and occupancy	577,187
Floor brokerage	165,328
Promotional	53,292
Interest	6,000
Depreciation	19,281
Other administrative expenses	352,270
Total expenses	4,723,125
Income from operations	6,972,785
Other income:	
Life insurance proceeds	75,298
Income before income tax expense	7,048,083
Income tax expense	(3,089,527)
NET INCOME	$ 3,958,556

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - beginning	$ 90,000	$ 7,307	$ 198,229	$ 3,446,301	$ 3,741,837
Net income	-	-	-	3,958,556	3,958,556
BALANCE - ENDING	$ 90,000	$ 7,307	$ 198,229	$ 7,404,857	$ 7,700,393

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated notes payable at January 1, 2006	$	250,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		250,000
SUBORDINATED NOTES PAYABLE AT DECEMBER 31, 2006	$	-

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 3,958,556
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	19,281
Deferred taxes	3,057,000
Net gain on sale of exchange memberships	(116,474)
Net gain on NYX transaction	(6,578,487)
Changes in operating assets and liabilities:	
Receivable from broker-dealer	(72,390)
Investment in securities, at fair value	(321,361)
Prepaid expenses	(8,183)
Other assets	(206)
Accounts payable and accrued expenses	56,933
Income taxes payable	19,600
Net cash provided by operating activities	14,269
Cash flows from investing activities:	
Purchase of property and equipment	(42,198)
Proceeds from sale of exchange memberships	372,740
Net cash provided by investing activities	330,542
Cash used in financing activities:	
Payment of subordinated loans	(250,000)
Net increase in cash and cash equivalents	94,811
Cash and cash equivalents - beginning	127,167
CASH AND CASH EQUIVALENTS - ENDING	$ 221,978

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 6,000
Income taxes	$ 12,927

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") was formed in 1972 under the laws of the State of Delaware to manage and operate a registered securities broker-dealer and engage in the securities and brokerage business. As such, the Company is registered with the Securities and Exchange Commission as a broker-dealer. Additionally, the Company is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the New York Stock Exchange (the "NYSE"), and is an associate member of the American Stock Exchange. The Company provides brokerage services to both institutional and individual investors and clears its securities transactions on a fully disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis, with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk

The Company's cash balances are held in accounts at three financial institutions. At December 31, 2006, there were no uninsured cash balances.

For the year ended December 31, 2006, transactions initiated by one independent sales representative on behalf of customers yielded approximately 10% of the Company's commission revenue.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense (benefit) represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line and double-declining methods over the estimated useful lives of the assets, ranging from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

NOTE 2. INVESTMENT IN MARKETABLE SECURITIES

Investments in marketable securities, carried at fair value, consist of the following:

State and municipal obligations	$ 2,246,271
Closed-end mutual funds	1,359,550
Equity securities	347,980
Investments in securities, at fair value	$ 3,953,801

NOTE 3. CORPORATE EQUITIES NOT READILY MARKETABLE

As of December 31, 2005, the Company owned a NYSE membership, which was accounted for under the cost method. On March 7, 2006, the NYSE and Archipelago Holdings, Inc. combined their businesses and became wholly owned subsidiaries of NYSE Group, Inc. ("NYSE Group"), a newly-created, for-profit and publicly-traded holding company (the "NYSE Merger").

Pursuant to the Agreement and Plan of Merger, the Company surrendered the membership in the NYSE in exchange for $300,000 cash and 80,177 shares of NYSE Group common stock (the "NYX stock"). The cash distribution was treated as monetary consideration for which a realized gain was recognized in the amount of $124,375. The Company also received a dividend of approximately $70,000. In addition, the Company sold 3,351 shares of the total shares received during the initial offering period and realized a gain of $201,715.

APB No. 29 provides guidance on exchanges of assets in a non-monetary transfer. Accounting for non-monetary assets acquired in a substantially non-monetary exchange is at times based on cost or fair value of the assets relinquished and at times on the fair value of the assets received in the exchange. Based on the guidance under APB no. 29, the Company valued the shares of NYX stock received immediately after the exchange at fair value, which was deemed to be the value of the shares on the first day trading commenced for NYX stock.

As stipulated in the agreement, the remaining shares of NYX common stock are subject to a three-year restriction on transfer. The restriction will be removed in equal one-third installments on March 7, 2007, 2008 and 2009. The remaining 76,826 shares have been discounted at an overall rate of 11.88% of the market price at December 31, 2006. The discount rate was determined based on the length of time of the restrictions, expected rate of return for this type of investment and the relative amount of restricted NYX stock versus fully tradable stock. At December 31, 2006, the fair market value of the Company's share of NYX common stock aggregated $6,578,487.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2006, consist of the following:

Furniture and equipment	$ 396,979
Computer equipment	173,286
Leasehold improvements	124,734
	694,999
Less: accumulated depreciation	(640,120)
Property and equipment, net	$ 54,879

Depreciation expense for the year ended December 31, 2006, amounted to $19,281.

BERNARD HEROLD & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 5. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts. However, in the opinion of management, the findings did not have a material adverse impact on the Company and the financial statements. The board of directors has been fully apprised of the examination.

Lease Commitments

The Company has entered into three operating leases for office facilities that expire in various years through 2011. The minimum annual rental commitments under these leases are as follows:

Year ending December 31:	
2007	$ 553,012
2008	528,804
2009	70,805
2010	70,805
2011	17,701
	$ 1,241,127

Rent and occupancy expense, net of sublease rental income of $158,016, amounted to $577,187 for the year ended December 31, 2006.

One of the Company's leases provided for a rent-free period during its term. Pursuant to Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the lease (deferred rent) is included in "accrued expenses" in the accompanying statement of financial condition.

The Company rents space on a month-to-month basis to an investment advisor. One of the shareholders of the Company is an officer of this investment advisor. For the year ended December 31, 2006, rental income totaled $36,000, and the Company received reimbursements totaling approximately $127,000 from this entity for payroll paid by the Company on the affiliate's behalf.

During 2006, the Company entered into an operating lease for office space from a company that is owned by one of the Company's shareholders. For the year ended December 31, 2006, the Company paid rent and related expenses for this office facility totaling $97,622.

NOTE 6. INCOME TAXES

Deferred income taxes are recorded based on temporary differences between assets and liabilities reported for financial statement and income tax purposes. The principal temporary differences for deferred tax assets are net operating loss carryforwards and deferred rent. Deferred tax liabilities arise primarily from unrealized gains on marketable and not readily marketable equity securities for financial statement and not income tax purposes. Deferred taxes are as follows:

Deferred tax asset:	
Federal	$ 47,000
State	16,000
City	23,000
Total deferred tax asset	86,000
Deferred tax liability:	
Federal	1,825,000
State	632,000
City	583,000
Total deferred tax liability	3,040,000
Deferred tax liability, net	$ 2,954,000

The following is a summary of the Company's tax provision recorded for the year ended December 31, 2006:

Current:	
Federal	$ 4,800
State	16,934
City	10,793
Total current	32,527
Deferred:	
Federal	1,834,290
State	635,163
City	587,547
Total deferred	3,057,000
Total tax expense	$ 3,089,527

At December 31, 2006, the Company has a net operating loss carryforward of approximately $300,000 for federal purposes, and a net operating loss carryforward for state and city purposes of approximately $100,000 and $200,000 respectively, both of which begin to expire in 2023.

The current provisions for state and city taxes are computed under alternative methods based on net capital, as defined, and alternative net income, as defined, respectively.

NOTE 7. SUBORDINATED NOTES PAYABLE

During the year ended December 31, 2006, after receiving approval from the New York Stock Exchange, the Company made payments to all three shareholders holding the subordinated notes aggregating $250,000. Interest on the subordinated loans is payable at 8% per annum. For the year ended December 31, 2006, interest paid on the notes amounted to $6,000.

NOTE 8. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no contributions during 2006.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company was in compliance with these requirements. At December 31, 2006, the Company had net capital of $3,602,589, which exceeds the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1 as of December 31, 2006.

SUPPLEMENTARY INFORMATION

BERNARD HEROLD & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital:		
Capital and allowable subordinated liabilities:		
Shareholders' equity	$	7,700,393
Other allowable credits - deferred tax liability		2,954,000
Total capital and allowable subordinated liabilities		10,654,393
Non-allowable assets:		
Receivables - other		(43,500)
Property and equipment, net		(54,879)
Exchange membership		(12,500)
Corporate equities, not readily marketable		(6,578,487)
Other assets		(74,866)
Total non-allowable assets		(6,764,232)
Net capital before haircuts on securities positions		3,890,161
Haircuts on securities:		
Debt securities		198,813
Other securities		86,625
Undue concentration		2,134
Total haircuts on securities positions		287,572
NET CAPITAL	$	3,602,589
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	364,993
Computation of basic net capital requirement:		
Minimum net capital requirement of 6 2/3% of aggregate indebtedness	$	24,333
Minimum net capital required	$	100,000
Excess net capital	$	3,502,589
Ratio: aggregate indebtedness to net capital		0.10 to 1
Reconciliation with the Company's computation (included in Part II of Form x-17A-5 as of December 31, 2006)		
Net capital as reported in the Company's Part II FOCUS report	$	3,602,589
Net effect of audit adjustments (a)		-
NET CAPITAL, AS ADJUSTED	$	3,602,589

(a) There were no material differences from the Company's computation included in Part II of Form X-17a-5 as of December 31, 2006.

See independent auditors' report.



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Shareholders
Bernard Herold & Co., Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedule of Bernard Herold & Co., Inc. (the "Company") for the year ended December 31, 2006, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

February 14, 2007

END